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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Publishes Revised Whistler Resource Estimate and Provides Further Details for 2011 Programs, Whistler Project, Alaska

Vancouver, BC – January 12, 2011:  Kiska Metals Corporation (“Kiska” or the “Company”) reports the results of a revised NI43-101 compliant mineral resource estimate for the Whistler Deposit, It also provides further details on the 2011 drilling plans to follow up on the four other significant porphyry gold-copper discoveries at the Whistler Project, Alaska. This estimate replaces the previous NI43-101 compliant estimate for the Whistler Deposit completed on behalf of Geoinformatics Exploration Inc. in January of 2008. This estimate incorporates the results of 10 previously reported drillholes not included in the 2008 estimate, including five drillholes completed by Kiska in the fall of 2010.

A pit-constrained resource (Table 1), using a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off) yields an indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.3M oz Au Eq) and an inferred resource of 145.7M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.5M oz Au Eq).

The new estimate substantially increases the size of the in-pit indicated resource with a 164% increase in tonnes   and a 72% increase in contained metal by gold equivalent ounces relative to the 2008 open pit resource estimate and substantially reduces the strip ratio of the resource from 1.93 to 1.32. In the inferred category (open pit), the new estimate reports an 19% increase in tonnes with a 13% decrease in contained gold equivalent ounces due to lower grades.

     Table 1.

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq6 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35
2008 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq [3] (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq [6] (Moz)
Open Pit & Underground Resource
Indicated (open-pit3)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit3)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (under-ground4)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred [4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Reported within a conceptual pit shell (35 degree pit slope angle) and based on a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

4. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery.

5. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

6. Totals may vary due to rounding.

The new estimate shows an increase in tonnage and corresponding decrease in grade for the pit-delineated resource and the in-situ resource due primarily to two factors. The 2010 model, incorporating the latest reported drilling, utilized two geological domains (the Whistler Diorite Solid separated in east-west domains by the Divide Fault) whereas the 2008 model utilized grade shells to define the extent of mineralized domains. The lowest grade shell in the 2008 model was defined at a 0.30 g/t Au Eq cut-off and thus ignored lower grade material outside of that shell. This has the effect of decreasing the tonnage and increasing the grade of the deposit relative to the geological domains utilized in the 2010 estimate. The second factor affecting the revised resource relates to the drilling completed since the 2008 estimate, which intersected lower grade material than what was predicted by the previous model, particularly on the periphery of the deposit. This drilling also showed there may be a stronger structural control to mineralization than what was previously believed.

Jason Weber, President and CEO of Kiska Metals Corporation stated, “The Whistler Deposit provides a multi-million ounce resource base on a very small portion of our 527 km2, 100%-owned project.  We will focus our attention in 2011 to developing a greater understanding of the size and potential of our four additional porphyry discoveries at Island Mountain, Raintree East, Raintree West, and Rainmaker.  The close proximity (<3km) of the Raintree and Rainmaker discoveries to Whister will substantially enhance the value of the ounces already identified at Whistler.”

2011 Exploration Program

The 2011 Exploration program at Whistler is planned to commence in early March. Preparations are now underway to mobilize equipment to site via an ice road in anticipation of the March startup. The intent of this program is to increase our understanding of the size-potential of the four early stage porphyry discoveries (Island Mountain, Raintree West, Raintree East and Rainmaker) and to test, by drilling, for additional porphyry discoveries at the highest priority of the 20 grassroots targets that exist on the property.  The 2011 program will commence at the Raintree West target, where a 2010 drill hole yielded 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. In addition, grassroots targets within the Whistler Orbit, the area surrounding the Whistler Deposit, will also be investigated in this spring program. When weather conditions permit (expected to be June), two drills will be mobilized to Island Mountain to build on the 15 holes drilled at this target in 2009 and 2010, including hole IM10-13 which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper (1.74 g/t gold equivalent). Additional targets in the vicinity of Island Mountain will also be tested during the 2011 program.

Management expects a three-fold increase in drilling focused on new porphyry discoveries (particularly Island Mountain and Raintree West) and new targets, as compared to 2010.  A recently-completed exploration camp located in the Whistler Orbit area will extend our exploration season and help reduce exploration costs, as it will allow more cost-effective bulldozer-supported drilling in the Orbit area and half the travel distance to Island Mountain for helicopter-supported exploration.

“In the short period since Kiska’s commencement of exploration at Whistler in August of 2009 and the completion of the Kennecott trigger program in late 2010, we have accomplished a great deal and I am proud of what our exploration team has achieved, notably at Island Mountain where we made the initial discovery and now, only 15 holes later, have started to delineate a gold-copper deposit,” stated Jason Weber. “We have made new discoveries in the Whistler Orbit area and have identified numerous targets that have yet to be drill-tested. In 2011, we will be in the unique position of delineating these new discoveries while also drilling new high-potential targets that could lead to additional discoveries in the Whistler area.”

Resource Update Details

The updated resource was completed by Moose Mountain Technical Services. A NI43-101 Technical Report will be filed on SEDAR within 45 days. The resource has been modeled with a 20x20x10 metre block model restricted within two 3-D geological domains (Domain 1 and Domain 2: eastern and western portions of the Whistler Diorite Solid, respectively, separated by the Divide Fault). Compositing of gold, silver and copper grades has been done as 5 metre fixed length composites. Small intervals less than 2 metres are merged with the up-hole composite if the composite length is less than 5 metre. The gold and copper grades are defined with a single spherical variogram model, with the silver defined by two nested spherical structures. Interpolation of gold, copper and silver values is done by ordinary kriging in two passes based on the variogram parameters. Interpolation was restricted by the Diorite Solid, with composites also restricted within each domain. Indicated and inferred resources are used for pit optimization and the pit slope angle is considered constant at 45 degrees for all cases.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed by Robert J. Morris, M.Sc., P. Geo., of Moose Mountain Technical Services Ltd. Mr. Morris is a Qualified Person as defined under the terms of National Instrument 43-101.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation (“Kiska” or the “Company”)

Suite 575, 510 Burrard Street

Vancouver, BC

V6C 3A8

2.

Date of Material Change

January 12, 2011

3.

News Release

A news release disclosing the material changes was issued through Canada Newswire in Vancouver, British Columbia, on January 12, 2011 and filed on SEDAR.

4.

Summary of Material Change

The Company reports the results of a revised NI43-101 compliant mineral resource estimate for the Whistler Deposit.  It also provides further details on the 2011 drilling plans to follow up on the four other significant porphyry gold-copper discoveries at the Whistler Project, Alaska.  This estimate replaces the previous NI43-101 compliant estimate for the Whistler Deposit completed on behalf of Geoinformatics Exploration Inc. in January of 2008.  This estimate incorporates the results of 10 previously reported drillholes not included in the 2008 estimate, including five drillholes completed by Kiska in the fall of 2010.

5.1

Full Description of Material Change

The Company reports the results of a revised NI43-101 compliant mineral resource estimate for the Whistler Deposit.  It also provides further details on the 2011 drilling plans to follow up on the four other significant porphyry gold-copper discoveries at the Whistler Project, Alaska.  This estimate replaces the previous NI43-101 compliant estimate for the Whistler Deposit completed on behalf of Geoinformatics Exploration Inc. in January of 2008.  This estimate incorporates the results of 10 previously reported drillholes not included in the 2008 estimate, including five drillholes completed by Kiska in the fall of 2010.

A pit-constrained resource (Table 1), using a $7.50/ton cut-off (approximately 0.3 g/t Au Eq cut-off) yields an indicated resource of 79.2M tonnes at 0.51 g/t gold, 0.17% copper and 1.97 g/t silver (2.3M oz Au Eq) and an inferred resource of 145.7M tonnes at 0.40 g/t gold, 0.15% copper and 1.75 g/t silver (3.5M oz Au Eq).

The new estimate substantially increases the size of the in-pit indicated resource with a 164% increase in tonnes and a 72% increase in contained metal by gold equivalent ounces relative to the 2008 open pit resource estimate and substantially reduces the strip ratio of the resource from 1.93 to 1.32.  In the inferred category (open pit), the new estimate reports an 19% increase in tonnes with a 13% decrease in contained gold equivalent ounces due to lower grades.

Table 1.

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq6 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35
2008 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq [3] (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq [6] (Moz)
Open Pit & Underground Resource
Indicated (open-pit3)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit3)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (under-ground4)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred [4]	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Reported within a conceptual pit shell (35 degree pit slope angle) and based on a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

4. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery.

5. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US$8 per ounce silver and US$1.50 per pound of copper.

6. Totals may vary due to rounding.

The new estimate shows an increase in tonnage and corresponding decrease in grade for the pit-delineated resource and the in-situ resource due primarily to two factors.  The 2010 model, incorporating the latest reported drilling, utilized two geological domains (the Whistler Diorite Solid separated in east-west domains by the Divide Fault) whereas the 2008 model utilized grade shells to define the extent of mineralized domains.  The lowest grade shell in the 2008 model was defined at a 0.30 g/t Au Eq cut-off and thus ignored lower grade material outside of that shell.  This has the effect of decreasing the tonnage and increasing the grade of the deposit relative to the geological domains utilized in the 2010 estimate.  The second factor affecting the revised resource relates to the drilling completed since the 2008 estimate, which intersected lower grade material than what was predicted by the previous model, particularly on the periphery of the deposit.  This drilling also showed there may be a stronger structural control to mineralization than what was previously believed.

Jason Weber, President and CEO of Kiska Metals Corporation stated, “The Whistler Deposit provides a multi-million ounce resource base on a very small portion of our 527 km2, 100%-owned project.  We will focus our attention in 2011 to developing a greater understanding of the size and potential of our four additional porphyry discoveries at Island Mountain, Raintree East, Raintree West, and Rainmaker.  The close proximity (<3km) of the Raintree and Rainmaker discoveries to Whistler will substantially enhance the value of the ounces already identified at Whistler.”

2011 Exploration Program

The 2011 Exploration program at Whistler is planned to commence in early March.  Preparations are now underway to mobilize equipment to site via an ice road in anticipation of the March startup.  The intent of this program is to increase our understanding of the size-potential of the four early stage porphyry discoveries (Island Mountain, Raintree West, Raintree East and Rainmaker) and to test, by drilling, for additional porphyry discoveries at the highest priority of the 20 grassroots targets that exist on the property.  The 2011 program will commence at the Raintree West target, where a 2010 drill hole yielded 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. In addition, grassroots targets within the Whistler Orbit, the area surrounding the Whistler Deposit, will also be investigated in this spring program.  When weather conditions permit (expected to be June), two drills will be mobilized to Island Mountain to build on the 15 holes drilled at this target in 2009 and 2010, including hole IM10-13 which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper (1.74 g/t gold equivalent).  Additional targets in the vicinity of Island Mountain will also be tested during the 2011 program.

Management expects a three-fold increase in drilling focused on new porphyry discoveries (particularly Island Mountain and Raintree West) and new targets, as compared to 2010.  A recently-completed exploration camp located in the Whistler Orbit area will extend our exploration season and help reduce exploration costs, as it will allow more cost-effective bulldozer-supported drilling in the Orbit area and half the travel distance to Island Mountain for helicopter-supported exploration.

“In the short period since Kiska’s commencement of exploration at Whistler in August of 2009 and the completion of the Kennecott trigger program in late 2010, we have accomplished a great deal and I am proud of what our exploration team has achieved, notably at Island Mountain where we made the initial discovery and now, only 15 holes later, have started to delineate a gold-copper deposit,” stated Jason Weber.  “We have made new discoveries in the Whistler Orbit area and have identified numerous targets that have yet to be drill-tested.  In 2011, we will be in the unique position of delineating these new discoveries while also drilling new high-potential targets that could lead to additional discoveries in the Whistler area.”

Resource Update Details

The updated resource was completed by Moose Mountain Technical Services. A NI43-101 Technical Report will be filed on SEDAR within 45 days.  The resource has been modeled with a 20x20x10 metre block model restricted within two 3-D geological domains (Domain 1 and Domain 2: eastern and western portions of the Whistler Diorite Solid, respectively, separated by the Divide Fault).  Compositing of gold, silver and copper grades has been done as 5 metre fixed length composites.  Small intervals less than 2 metres are merged with the up-hole composite if the composite length is less than 5 metre.  The gold and copper grades are defined with a single spherical variogram model, with the silver defined by two nested spherical structures. Interpolation of gold, copper and silver values is done by ordinary kriging in two passes based on the variogram parameters.  Interpolation was restricted by the Diorite Solid, with composites also restricted within each domain. Indicated and inferred resources are used for pit optimization and the pit slope angle is considered constant at 45 degrees for all cases.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed by Robert J. Morris, M.Sc., P. Geo., of Moose Mountain Technical Services Ltd.  Mr. Morris is a Qualified Person as defined under the terms of National Instrument 43-101.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of January, 2011.

“Alan Hutchinson”

Alan Hutchison

Secretary